SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 12)

Arconic Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

03965L100
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03965L100	Schedule 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,352,683
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,352,683
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,352,683
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03965L100	Schedule 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,749,450
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,749,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,749,450
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03965L100	Schedule 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 34,749,450
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 34,749,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,749,450
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03965L100	Schedule 13D	Page 5 of 8 Pages

The following constitutes Amendment No. 12 to the Schedule 13D filed by the undersigned ("Amendment No. 12"). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

On December 19, 2017, the Reporting Persons and the Issuer entered into an agreement (the "Letter Agreement") pursuant to which Dave Miller, a Senior Portfolio Manager at Elliott Management Corp., will be appointed to fill the vacancy resulting from the resignation of Patrice E. Merrin as a member of the Issuer's Board (the "New Director"), in satisfaction of the Reporting Persons' right to designate a replacement pursuant to paragraph 5 of the Settlement Agreement (previously filed as Exhibit 99.1 to Amendment No. 10). The New Director will be deemed an "Elliott Nominee" as defined in, and for purposes of, the Settlement Agreement. In addition, the Board and the Governance and Nominating Committee of the Board have agreed to nominate and recommend (and not change such recommendation in a manner adverse to the New Director unless required to do so by the Board's fiduciary duty) that the Issuer's shareholders vote in favor of the New Director or, subject to certain limitations, another designee of the Reporting Persons for re-election at the Issuer's 2018 annual meeting of shareholders (the "2018 Annual Meeting"), and the Issuer has agreed to use its reasonable best efforts to cause the re-election of the New Director to the Board at the 2018 Annual Meeting and otherwise support the New Director for re-election at the 2018 Annual Meeting in a manner no less rigorous and favorable than the manner in which the Issuer supports its other nominees. Until such time as the Reporting Persons and their controlling and controlled affiliates' aggregate beneficial ownership decreases to less than 5.0% of the Issuer's outstanding Common Stock, if the Board or the Governance and Nominating Committee of the Board determine not to nominate and recommend the New Director for re-election at any subsequent annual meeting of the Issuer's shareholders after the 2018 Annual Meeting, the Issuer has agreed to provide notice of such determination to the Reporting Persons no less than thirty (30) days prior to the deadline (pursuant to the certificate of incorporation of the Issuer, its bylaws, or otherwise) for shareholders to nominate a person for election as a director at such annual meeting of the Issuer's shareholders.

The Reporting Persons have agreed that at all times while the New Director is serving as a member of the Board, the Reporting Persons shall be subject to certain restrictions including restrictions regarding engaging in certain transactions related to securities of the Issuer.

In conjunction with the Letter Agreement, the Issuer and the Reporting Persons have also entered into a confidentiality agreement regarding any non-public information that may be received by the Reporting Persons following the appointment of the New Director to the Board and a registration rights agreement obligating the Issuer to file a resale registration statement relating to the resale by the Reporting Persons of their shares of Common Stock (the "Registration Rights Agreement").

CUSIP No. 03965L100	Schedule 13D	Page 6 of 8 Pages

The Letter Agreement and the Registration Rights Agreement are attached hereto as Exhibits 99.1 and 99.2, respectively, and each is incorporated herein by reference. The foregoing descriptions of the Letter Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the applicable agreement.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated to read as follows:

(a)                 As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 12.1% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 481,324,177 shares of Common Stock outstanding as of October 20, 2017, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017.

As of the date hereof, Elliott itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott, beneficially owned 16,352,683 shares of Common Stock, constituting approximately 3.4% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International beneficially owned 34,749,450 shares of Common Stock, constituting approximately 7.2% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 34,749,450 shares of Common Stock beneficially owned by Elliott International, constituting approximately 7.2% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 51,102,133 shares of Common Stock, constituting approximately 10.6% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 1.5% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

On December 19, 2017, the Reporting Persons and the Issuer entered into the Letter Agreement and the Registration Rights Agreement defined and described in Item 4 above and attached hereto as Exhibits 99.1 and 99.2, respectively, and each is incorporated herein by reference.

CUSIP No. 03965L100	Schedule 13D	Page 7 of 8 Pages

Item 7.	EXHIBITS

Item 7 is hereby amended to add the following exhibits:

Exhibit	Description

Exhibit 99.1	Letter Agreement, by and among Arconic Inc. and Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc., dated as of December 19, 2017 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 19, 2017).

Exhibit 99.2	Registration Rights Agreement, by and among Arconic Inc. and Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc., dated as of December 19, 2017, (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on December 19, 2017).

CUSIP No. 03965L100	Schedule 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 20, 2017

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President